PACIFIC WEBWORKS, INC.

[LOGO]

January 29, 2009

Via EDGAR

Mr. Mark Kronforst, Accounting Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

RE:

Pacific Webworks, Inc.

Form 10-K for fiscal year ended December 31, 2007

Filed March 31, 2008

Response letter dated December 30, 2008

File No. 000-26731

Dear Mr. Kronforst,

This letter is in response to your comment letter dated December 30, 2008, regarding the above identified Form 10-K of Pacific WebWorks Inc. (the “Company”).  The Company is filing via EDGAR this response letter; however, the Company will delay filing an amended Form 10-K until the concerns you have raised related to our financial statements are resolved to your satisfaction.  At that time, we will file the amended 2007 Form 10-K and the amended quarterly reports for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008.

We are providing our responses to your comments, as follows, and upon your review and acceptance of our accounting treatment, the Company will file the periodic reports that require amendment.  We have restated your comments and each comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

General

Comment 1.

The opening paragraph of your response indicates that you intend to file an voice: 801-578-9020

230 W 400 S., 1st. FLR

Salt Lake City, Utah 84111

www.pacificwebworks.com

fax: 801-578-9019

Mr. Kronforst

U.S. Securities and Exchange Commission

January 29, 2009

amended Form 10-K as a result of our comments.  However, we also note that several of your responses indicate that you will make certain changes in future filings.  For the items noted in prior comments 2, 4, 5, 6, 7 and 10, please tell us whether you plan to include these changes in your amendment or in future filings.  For the items you intend to change in future filings only, please explain your basis for why you will not make these changes in the amendment.

Response:  In the amendment the Company will make all required changes pursuant to comments 2, 4, 5, 6, 7 and 10, and will continue to report using the revised disclosures in all future filings.

Notes to Consolidated Financial Statements

Note 1 – The Company and Basis of Presentation

Earnings (loss) Per Share, page 30

Comment 2.

In the schedule provided as part of your response to prior comment 6, we note that you revised your weighted average shares outstanding, but your 2007 earnings per share does not appear to reflect these revisions.  In this regard, it appears that your basic earnings per share would be $0.02 rather than $0.03.  Please advise.

Response:   We agree with the above comment and have changed the earnings per share disclosure to reflect the proper amount.  The error was due to the method of the rounding of the calculation in our spreadsheet.  Please see Exhibit #1 for the revised Consolidated Statements of Operations.  We will include this statement presentation in our amended Form 10-K for the year ended December 31, 2007.

Comment 3.

We note your proposed changes to diluted shares outstanding presented in the supplemental schedule.  However, it remains unclear to us how your calculations are in accordance with the treasury stock method described in SFAS 128.  Specifically, it appears that you have included the total amount of dilutive options outstanding rather than the incremental shares as described in paragraph 17(c) of SFAS 128.  Please tell us how your calculation of diluted earnings per share complies with paragraphs 17 to 19 of SFAS 128 and provide use with your detailed calculations.  Similar concerns apply to your Form 10-Q for the quarter ended September 30, 2008.

Response:  We have reviewed paragraphs 17 to 19 of SFAS 128 and agree with your comment.  We have changed our earnings per share calculations and disclosures on the attached schedules.

Mr. Kronforst

U.S. Securities and Exchange Commission

January 29, 2009

We have also included the calculations for the period ended September 30, 2008.  Please see Exhibit #2 though Exhibit #5.  These exhibits will be the disclosures that will be filed in our amended Form 10-K, and our amended Forms10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008.

Note 6 – Stockholders’ Equity, page 32

Comment 4.

We have the following additional comments regarding prior comment 7:

•

Please explain to us how the grant-date fair value of the options granted in 2006 equals the exercise price of the options.  In this regard, we would expect that the grant-date fair value determined using a Black-Scholes model would be different than the exercise price.  Similar concerns may apply to the options issued during 2007; and

•

Provide us with the vesting periods for options granted in 2006 and 2007 and clarify the time periods over which you are recognizing compensation expense.  See paragraphs 39 to 42 of SFAS 123(R).

Response: The Company has reviewed the option schedules and Black-Scholes calculations for the grants made during 2006 and 2007.  We recognize that the calculation of the option values were done in error for the year ended December 31, 2006.  We have re-calculated the value of the options via the Black-Scholes model and have presented our calculations in Exhibits #6 and #7.  As noted in Exhibit #6, the amount that was expensed immediately, rather than over the vesting period, was overstated by $46,536.  The remaining expense amount of $37,861 should have been recognized during 2007, which results in a total overstatement for the 2006 options of $8,673.  As presented in Exhibit #7, the Company understated the amount that should have been recorded by $5,805 during the year ended December 31, 2007 for the options that were granted during the year.  The remaining $23,944 would be recognized in 2008.  Management believes that although our net loss decreased in 2006 and our net income decreased in 2007, the effects of the changes did not affect our earnings per share calculations.  Management also believes that at the end of 2007 the total affect on the financial statements for the options expense is an overstatement of $3,106, and management does not believe that at the end of 2007 the overstatement has a material impact to our financial statements.

The Company has subsequently developed rigorous controls to monitor the calculations of the options that are granted using the Black-Scholes model, and their vesting dates.  We have attached Exhibits #6 and #7 presenting our Black-Scholes calculations and the vesting periods of the 2006 and 2007 options, as requested.

Comment 5.

We note that your response to prior comment 8 does not address the disclosures required by paragraph A240 of SFAS 123R.  Please tell us how your disclosures

Mr. Kronforst

U.S. Securities and Exchange Commission

January 29, 2009

                         comply with each of the items in paragraph A240.  At a minimum, we note you have not disclosed the following:

•

The requisite service periods associated with stock options and any other substantive conditions including those related to vesting;

•

The weighted-average grant-date fair value of stock options granted during each of the periods presented; and

•

The aggregate intrinsic value of stock options outstanding and exercisable.

Response:  The Company has reviewed paragraph A240 of SFAS 123(R) and has modified the Equity Incentive Plan footnote to include the items that were not disclosed.  The footnote that we will include in our amended Form 10-K for the year ended December 31, 2007 and in subsequent filings is attached as Exhibit #8.

Note 9 – Income Taxes, page 37

Comment 6.

Your response to prior comment 9 indicates that you considered the guidance in paragraph 21 of FIN 48.  Tell us where you provided the disclosures specified in paragraph 21 or why you believe these disclosures are not required.

Response:  We have again reviewed the guidance in paragraph 21 of FIN 48 and have revised our disclosure to include items listed in that paragraph.  Please refer to Exhibit #9 for the revised disclosure that we will include in our amended Form 10-K as of December 31, 2007.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

General

Comment 7.

Please tell us how you considered the comments raised in our letter dated October 10, 2008 when preparing your Form 10-Q for the quarter ended September 30, 2008.  Specifically, we note that several of your responses indicated that you would revise your disclosures in future filings; however, you do not appear to have done so.

Response:  The Company filed the Form 10-Q for the quarterly period ended September 30, 2009, on November 14, 2008, and the Company filed our response to the Securities and Exchange Commission (the “Commission”) comment letter dated October 20, 2008, on November 20, 2008; six days later.  As indicated in our response to comment 1, the Company will make the required changes related to Form 10-K for the year ended December 31, 2007 through amendment and will continue to report using the revised disclosures in all future filings.

Mr. Kronforst

U.S. Securities and Exchange Commission

January 29, 2009

Notes to Consolidated Financial Statements

Note 1 - The Company and Basis of Presentation

Trade Receivables and Collections, page 8

Comment 8:

We note that you accounts receivable balance has increased significantly since December 31, 2007; however, we also note that you no longer maintain an allowance for doubtful accounts.  Please explain to us how you concluded that an allowance was no longer necessary as of September 30, 2008.

Response:   A new credit card processing arrangement allows for only bimonthly payments and, therefore, we have increased accounts receivable at the end of each month for cash already collected into the processing account, but not yet paid to the Company.

In a Commission comment letter dated July 28, 2006, comment 6 raised concerns regarding our revenue recognition policies.  In comment 2 of a subsequent comment letter, dated March 8, 2007, the Commission stated that “a more appropriate accounting model may be to record this revenue upon cash receipt.”  After months of discussions with the Commission, the Company decided to follow the opinion of the Commission and record our recurring sales on a cash basis.

Based upon this directive from the Commission, we no longer record sales until payment has been made and no longer carry bad debt or an allowance for doubtful accounts related to recurring revenues because “collectability cannot be reasonably assured.”  The Company does not record a sale until the Company can conclude that collection is reasonably assured “upon billing” or on a cash basis.  This approach was used in our Commission required restatement of the Company’s December 31, 2005 financial statements included in the amended 2005 Form 10-KSB.  In that amendment the only changes made related to taking sales to a cash basis and, therefore, removing bad debt.  This is how the Company has continued to record sales.

* * * * * * * *

In connection with our response to your comments, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kronforst

U.S. Securities and Exchange Commission

January 29, 2009

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer

Attachments

EXHIBIT #1
Pacific WebWorks, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2006	2007
Revenues
Software, access and license fees	$1,234,923	$1,250,366
Hosting, gateway and maintenance fees	1,044,309	8,968,344
Training and education	1,222,409	196,556
Merchant accounts, design and other	798,040	296,505
	4,299,681	10,711,770
Cost of sales	512,594	364,482
Gross profit	3,787,086	10,347,288

Selling expenses	2,323,267	7,151,288
Research and development	250,224	307,490
General and administrative	1,265,041	2,718,961
Depreciation and amortization	29,404	30,657
Impairment of Goodwill	1,000,000	-
Total operating expenses	4,867,936	10,208,397
Net income (loss) from operations	(1,080,850)	138,891

Other income (expense)
Interest income	30,862	18,608
Interest Expense	(8,000)	(15,534)
Other income (expense), net	31,555	114,264
Total other Income (Expense)	54,417	117,338

Income (loss) before income tax provision/(benefit)	(1,026,433)	256,228
Income Tax Provision/(Benefit)	-	(600,000)
Income from continuing operations	(1,026,433)	856,228

Discontinued operations
Income from operations of discontinued World Commerce Network, LLC
(including income on disposal of $20,000, net of tax)	-	20,000

NET INCOME (LOSS)	$(1,026,433)	$876,228

EARNINGS PER SHARE:
Basic
Income (loss) from continuing operations	$(0.03)	$0.02
Income (loss) from discontinued operations, net of tax	-	0.00
Net income (loss)	$(0.03)	$0.02

Diluted
Income (loss) from continuing operations	$(0.03)	$0.02
Income (loss) from discontinued operations, net of tax	-	0.00
Net income (loss)	$(0.03)	$0.02

Weighted-average common shares outstanding
Basic	35,426,125	36,495,251
Diluted	35,426,125	36,704,251

The accompanying notes are an integral part of these consolidated financial statements

Exhibit 2

Earnings (loss) per share:

The computation of net earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during each period presented.  The Company utilizes the treasury stock method to calculate diluted earnings (loss) per share, which considers potentially issuable shares on common stock equivalents.  In accordance with SFAS No. 128, "Earnings per Share," common stock options have a dilutive effect when the average market price of the common stock during the period exceeds the exercise price of the options.  The average market price of the Company's common stock during the years ended December 31, 2006 and 2007 was  $0.08 and $0.06, respectively.  As such, potentially issuable common shares totaling 3,890,000 related to options were excluded from the calculation of diluted loss per share for the period ended December 31, 2006 because their effect was anti-dilutive.  Potentially issuable common shares totaling 209,000 related to options were included in the calculation of diluted earnings per share for the period ended December 31, 2007.

		Year ended
		December 31,
Statement of Operations Summary Information:		2006	2007

Numerator:	Income (loss) from continuing operations	$ (1,026,433)	$ 856,228
	Income (loss) from discontinued operations, net of tax	-	20,000
	Net income (loss)	$ (1,026,433)	$ 876,228

Denominator:
Weighted-average common shares outstanding
Basic		35,426,125	36,495,251
Diluted		35,426,125	36,704,251

EARNINGS (LOSS) PER SHARE:
Basic
	Income (loss) from continuing operations	$ (0.03)	$ 0.02
	Income (loss) from discontinued operations, net of tax	-	0.00
	Net income (loss)	$ (0.03)	$ 0.02

Diluted
	Income (loss) from continuing operations	$ (0.03)	$ 0.02
	Income (loss) from discontinued operations, net of tax	-	0.00
	Net income (loss)	$ (0.03)	$ 0.02

	* Weighted average shares outstanding		36,495,251
	Incremental shares		209,000
			36,704,251
	* Incremental shares calculation:
	Incremental shares = [(market price – exercise price)/market price] x shares assumed issued under option
	= [($0.06 - $0.048)/$0.06] x 1,045,000
	= 209,000

EXHIBIT #3

Earnings (loss) per share:

The computation of net earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during each period presented.  The Company utilizes the treasury stock method to calculate diluted earnings (loss) per share, which considers potentially issuable shares on common stock equivalents.  In accordance with SFAS No. 128, "Earnings per Share," common stock options have a dilutive effect when the average market price of the common stock during the period exceeds the exercise price of the options.  The average market price of the Company's common stock during the years ended March 31, 2007 and 2008 was $0.04 and $0.10, respectively.  As such, potentially issuable common shares totaling 3,815,000 related to options were considered but excluded from the calculation of diluted loss per share for the period ended March 31, 2007 because their effect was anti-dilutive. Potentially issuable common shares totaling 1,502,550 related to options were included in the calculation of diluted earnings per share for the period ended March 31, 2008.

		Three months ended
		March 31,	March 31,
Statement of Operations Summary Information:		2007	2008

Numerator:	Income (loss) from continuing operations	$ (113,115)	$ 56,961
	Net income (loss)	$ (113,115)	$ 37,594

Denominator:
Weighted-average common shares outstanding
Basic		35,551,339	40,873,873
Diluted		35,551,339	42,376,423

EARNINGS (LOSS) PER SHARE:
Basic
	Income (loss) from continuing operations	$ (0.00)	$ 0.00
	Net income (loss)	$ (0.00)	$ 0.00

Diluted
	Income (loss) from continuing operations	$ (0.00)	$ 0.00
	Net income (loss)	$ (0.00)	$ 0.00

	* Weighted average shares outstanding		40,873,873
	Incremental shares		1,502,550
			42,376,423
	* Incremental share calculation:
	Incremental shares = [(market price – exercise price)/market price] x shares assumed issued under option
	393,000 = [($0.10 - $0.07) / $0.10] x 1,310,000
	530,400 = [($0.10 - $0.048)/$0.10] x 1,020,000
	579,150 = [($0.10 - $0.061)/$0.10] x 1,485,000
	1,502,550

EXHIBIT #4

Earnings (loss) per share:

The computation of net earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during each period presented.  The Company utilizes the treasury stock method to calculate diluted earnings (loss) per share, which considers potentially issuable shares on common stock equivalents.  In accordance with SFAS  No. 128, "Earnings per Share," common   stock options have a dilutive effect when the average market price of the common stock during the period exceeds the exercise price of the options.  The average market price of the Company's common stock for the six month periods ended June 30, 2007 and 2008 was $0.04 and $0.09, respectively.  The average market price of the Company's common stock for the three month periods ended June 30, 2007 and 2008 was $0.04 and $0.09, respectively.  As such, potentially issuable common shares were not considered in the earnings per share calculation for the three and six month period ending June 30, 2007 because the average fair market value of the Company's common stock was below the exercise price of all outstanding options.  Potentially issuable common shares totaling 1,245,611 related to options were included in the calculation of diluted earnings per share for the three and six month periods ended June 30, 2008.

		Six months ended		Three months ended
		June 30,	June 30,	June 30,	June 30,
Statement of Operations Summary Information:		2007	2008	2007	2008

Numerator:
	Income from continuing operations	$ 11,150	$ 421,259	$ 124,264	$ 364,298
	Net income	$ 11,150	$ 278,031	$ 124,264	$ 240,437

Denominator:
Weighted-average common shares outstanding
Basic		35,678,552	40,937,884	35,804,368	41,001,895
Diluted		35,678,552	42,183,495	35,804,368	42,247,506

EARNINGS (LOSS) PER SHARE:
Basic
	Income from continuing operations	$ 0.00	$ 0.01	$ 0.00	$ 0.01
	Net income	$ 0.00	$ 0.01	$ 0.00	$ 0.01

Diluted
	Income from continuing operations	$ 0.00	$ 0.01	$ 0.00	$ 0.01
	Net income	$ 0.00	$ 0.01	$ 0.00	$ 0.01

	* Weighted average shares outstanding		40,937,884		41,001,895
	Incremental shares		1,245,611		1,245,611
			42,183,495		42,247,506

	* Incremental shares calculation:
	Incremental shares = [(market price – exercise price)/market price] x shares assumed issued under option
	291,111 = [($0.09 - $0.07) / $0.09] x 1,310,000
	476,000 = [($0.09 - $0.048)/ $0.09] x 1,020,000
	478,500 = [($0.09 - $0.061)/ $0.09] x 1,485,000
	1,245,611

EXHIBIT #5

Earnings (loss) per share:

The computation of net earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during each period presented.  The Company utilizes the treasury stock method to calculate diluted earnings (loss) per share, which considers potentially issuable shares on common stock equivalents.  In accordance with SFAS No. 128, "Earnings per Share," common stock options have a dilutive effect when the average market price of the common stock during the period exceeds the exercise price of the options.  The average market price of the Company's common stock for the six month periods ended September 30, 2007 and 2008 was  $0.04 and $0.08, respectively.  The average market price of the Company's common stock for the three month periods ended September 30, 2007 and 2008 was $0.06 and $0.07, respectively.  As such, potentially issuable common share of 872,063 related to options were included in calculation of diluted earnings per share for the nine months ended September 30, 2008.  There were no potentially issuable common shares for the nine months ended September 30, 2007 since the average fair market value of the Company's common stock was below the exercise price of all outstanding options during the period.  Potentially issuable common shares totaling 232,119 and 482,357 related to options were included in the calculation of diluted earnings per share for the three month periods ended September 30, 2007 and 2008,

		Nine months ended		Three months ended
		September 30,	September 30,	September 30,	September 30,
Statement of Operations Summary Information:		2007	2008	2007	2008

Numerator:	Income from continuing operations	$ 277,958	$ 460,862	$ 266,809	$ 39,603
Net income		$ 277,958	$ 304,712	$ 266,809	$ 26,138

Denominator:
Weighted-average common shares outstanding
Basic		35,795,943	40,959,377	36,026,895	41,001,895
Diluted		35,795,943	41,831,440	36,259,014	41,484,252

EARNINGS (LOSS) PER SHARE:
Basic
Income from continuing operations		$ 0.01	$ 0.01	$ 0.01	$ 0.00
Net income		$ 0.01	$ 0.01	$ 0.01	$ 0.00

Diluted
Income from continuing operations		$ 0.01	$ 0.01	$ 0.01	$ 0.00
Net income		$ 0.01	$ 0.01	$ 0.01	$ 0.00

* Weighted average shares outstanding		35,795,943	40,959,377	36,026,895	41,001,895
Incremental shares		-	872,063	232,119	482,357
		35,795,943	41,831,440	36,259,014	41,484,252

*	Incremental shares calculation for nine months ended 9/30/08:
Incremental shares = [(market price - exercise price)/market price] x shares assumed issued under option
154,375 =		[($0.08 - $0.07) / $0.08] x 1,235,000
384,000 =		[($0.08 - $0.048)/$0.08] x 960,000
333,688 =		[($0.08 - $0.061)/$0.08] x 1,405,000
872,063

*	Incremental shares calculation for three months ended 9/30/08:
Incremental shares = [(market price - exercise price)/market price] x shares assumed issued under option
301,714 =		[($0.07 - $0.048)/$0.07] x 960,000
180,643 =		[($0.07 - $0.061)/$0.07] x 1,405,000
482,357

*	Incremental shares calculation for three months ended 9/30/07:
Incremental shares = [(market price - exercise price)/market price] x shares assumed issued under option
232,119 =		[($0.059 -$0.048)/$0.059] x 1,245,000

Exhibit  #6

Black Scholes Model

Company:	Pacific Webworks, Inc.
Grant Date:	October 9 2006

Stock Price @October 9, 2006	$ 0.050
Discount	0.0%
Stock Price After Discount	$ 0.050

Exercise Price	$0.048
Dividend Yield	0.00%
Expected Life	5.00
Risk Free Rate (Rf)	4.71%

Volatility	113%
Variance	1.27690

D1	1.37274
D2	(1.15402)
N(D1)	0.91508
N(D2)	0.12425

Value of option	$ 0.04

Note: Discount for lack of marketability (if applicable)

Note: Estimated constant dividend yield over the term of the option

Note: Rf represents the U.S. Treasury bill/bond rate with maturity  equal to the term of the option

Note: Variance = Volatility Squared (or Standard Deviation^2)

     Example: assuming a Standard Deviation or Volatility of .60: then Variance = .60 X .60 = ..36

Number of options granted	1,230,000
Value per option	0.04
Total value of options	50,481

Vesting Schedule: 1/2 in 6 months and 1/2 next 6 months

	October	November	December	January	February	March
	2006	2006	2006	2007	2007	2007	Total
# of options	102,500	102,500	102,500	102,500	102,500	102,500	615,000
Value	$ 4,207	$ 4,207	$ 4,207	$ 4,207	$ 4,207	$ 4,207	$ 25,241
			$ 12,620			$ 12,620

	April	May	June	July	August	September
	2007	2007	2007	2007	2007	2007
# of options	102,500	102,500	102,500	102,500	102,500	102,500	1,230,000
Value	$ 4,207	$ 4,207	$ 4,207	$ 4,207	$ 4,207	$ 4,207	$ 50,481
			$ 12,620			$ 12,620
$ 37,861
$ 59,154	Amount booked in 2006
(12,620)	Amount that should have been booked 2006
$ 46,534
(37,861)	Amount that should have been booked 2007
$ 8,673
-	Amount that should have been booked 2008
$ 8,673	Total amount overbooked

Exhibit # 7

Black Scholes Model

Company:	Pacific Webworks, Inc.
Grant Date:	October 12, 2007

Stock Price @ October 12, 2007		$ 0.061
Discount		0.0%
Stock Price After Discount		$ 0.061

Exercise Price		$0.061
Dividend Yield		0.00%
Expected Life		5.00
Risk Free Rate (Rf)		4.42%

Volatility		100%
Variance		1.00000

D1		1.21687
D2		(1.01920)
N(D1)		0.88817
N(D2)		0.15405

Value of option		$ 0.05

Number of options granted	1,540,000
Value per option	0.05
Total value of options	$ 71,833

Note: Discount for lack of marketability (if applicable)

Note: Estimated constant dividend yield over the term of the option

Note: Rf represents the U.S. Treasury bill/bond rate with maturity equal to the term of the optino

Note: Variance = Volatility Squared (or Standard Deviation^2)

     Example: assuming a Standard Deviation or Volatility of .60: then Variance = .60 X .60 = ..36

Number of options granted	1,540,000
Value per option	0.05
Total value of options	$ 71,833

	Vesting Schedule: 1/2 immediately and 1/2 in 6 months

	October	November	December	January	February	March
	2007	2007	2007	2008	2008	2008	Total
# of options	770,000	128,333	128,333	128,333	128,333	128,333	1,411,665
Value	$ 35,916	$ 5,986	$ 5,986	$ 5,986	$ 5,986	$ 5,986	$ 65,847
			$ 47,888			$ 17,958

	April	May	June	July	August	September
	2008	2008	2008	2008	2007	2007
# of options	128,335						1,540,000
Value	$ 5,986	$ -	$ -	$ -	$ -	$ -	$ 71,833
			$ 5,986			$ -
			$ 23,944
$ 42,083	Amount booked in 2007
(47,888)	Amount that should have been booked 2007
(5,805)

EXHIBIT #8

Equity Incentive Plan
On March 8, 2001, the Board of Directors adopted the Pacific Webworks, Inc. 2001 Equity Incentive Plan (the
Plan). The Plan allows for the granting of awards in the form of stock options, stock appreciation rights or restricted shares to employees, independent directors and certain consultants. The Plan was amended by the Company on
March 15, 2007, to allow for grant awards representing up to 10,000,000 shares of the Company's common stock under the Plan. The Plan has not been approved by the Company's shareholders as of December 31, 2007.

During 2006, the Company granted 1,230,000 common stock options to employees as part of their incentive plan.
These options vested equally over a 12 month period. The options can be exercised at a price of $0.048 any time after vesting for a period of five years. During 2007, the Company granted a total of 1,540,000 common stock options to employees as part of the plan. The options vest 1/2 upon grant and 1/2 over the next six months. The options can be exercised at a price of$0.061 any time after vesting for a period of five years from the date of grant.

A summary of our common stock options as of December 31, 2006 and 2007, and the changes during 2006 and 2007 are presented below:
				Weighted
			Number of	Average
			options	Exercise Price	Vesting Period
Outstanding at January 1, 2006			6,797,651	$ 0.27
Granted			1,230,000	0.01	Equally over 12 months
Exercised			-	-
Forfeited			(205,000)	(0.13)
Outstanding at December 31, 2006			7,822,651	0.24
Granted			1,540,000	0.01	Equally over 12 months
Exercised			-	-
Forfeited			(810,000)	(0.11)
Outstanding at December 31, 2007			8,552,651	0.24

Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123R, "Share-
based Payment" (SFAS 123R), using the modified-prospective-transition method. Under this transition method, total compensation cost for 2006 and 2007 includes compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and compensation costs for all share-based payments granted subsequent to
January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.
Accordingly, compensation cost for grants of stock options of $59,154 and $42,083 has been recognized in the accompanying consolidated statements of operations for 2006 and 2007, respectively. We estimated the fair value of our option awards granted using the Black-Scholes option-pricing model. We record compensation expense ratably over the option's vesting period.

The fair value of each option granted has been estimated on the date of grant using the Black-Scholes option valuation model, using the following assumptions:
			2006	2007
Five Year Risk Free Interest Rate			4.71%	4.42%
Dividend Yield			0.00%	0.00%
Volatility			113%	100%
Average Expected Term (Years to Exercise)			5	5

Common stock options outstanding and exercisable under this plan as of December 31, 2006 and 2007 are:

Options Outstanding				Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Price	Outstanding	Life (Years)	Price	Exercisable	Price
0.870	40,151	3.00	-	40,151	-
0.750	1,562,500	3.25	0.15	1,562,500	0.15
0.230	1,120,000	0.75	0.02	1,120,000	0.03
0.140	320,000	0.50	0.01	320,000	0.01
0.120	1,620,000	2.50	0.02	1,620,000	0.02
0.070	1,360,000	1.50	0.02	1,360,000	0.01
0.048	1,045,000	3.00	0.01	1,045,000	0.01
0.061	1,485,000	4.75	0.01	971,666	0.01
	8,552,651			8,039,317

There are 2,177,349 and 1,447,349 stock options available for grant a December 31, 2006 and 2007, respectively.
The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2006 and 2007 totaled
$2,490 and $615 and $285,955 and $250,535, respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2006 and 2007 is $0.01 and $0.01, respectively. The fair value of options vested during the year ended December 31, 2006 and 2007 totaled $15,375 and $171,905, respectively.

EXHIBIT #9

NOTE 9 - Income Taxes
The Financial Accounting Standards Board (FASB) has issued Financial Interpretation No. 48, "Accounting for Uncertainty in
Income Taxes - An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income
Taxes. FIN 48 requires a company to determine whether it is more likely than not that a tax position will be sustained will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of FIN 48, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by FIN 48.

At the adoption date of January 1, 2007, the Company had no unrecognized tax benefit which would affect the effective tax rate if recognized.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of December 31, 2007, the Company had no accrued interest or penalties related to uncertain tax positions.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income tax (benefit) for the Company consist of the following:

	12/31/06	12/31/07
Current
Federal	$ -	$ -
State	-	-
Deferred
Change in deferred tax asset	(89,330)	(83,858)
Change in valuation allowance	89,330	(516,142)
Income tax expense (benefit)	$ -	$ (600,000)

Reconciliation of income taxes computed at the federal statutory rate and income tax expenses are as follows:

	12/31/06	12/31/07
Federal income taxes at statutory rate	$ (348,987)	$ 93,918
State income taxes net of federal benefit	(813)	9,182
Change in the valuation allowance	(89,330)	(516,144)
Non-deductible goodwill impairment	340,000	-
Net operating loss carryforward	99,130	(186,956)
Total	$ -	$ (600,000)

Deferred taxes consist of the following:
Current
Allowance for doubtful accounts	$ 11,190	$ 11,190
Deferred expenses	28,923	(1,011)
Net operating loss carryforwards	-	74,600
Total current	$ 40,113	$ 84,779

Long-term
Net operating loss carryforwards	$ 3,484,005	$ 3,525,420
Capital loss carryforwards	219,530	219,531
Excess book depreciation and amortization	52,784	50,560
Total long-term	$ 3,756,319	$ 3,795,511

Less: valuation allowance	(3,796,432)	(3,280,290)
Net tax assets	$ -	$ 600,000

During the current year the Company incurred net income. The Company recorded a net deferred tax asset and income tax benefit in the financial statements due to the net deductible temorary differences or net operating loss carryforwards because the likelihood of realization of the related tax benefits was established. Prior to 2007, and since inception of the
Company, management was unable to project when the Company would be in a position to utilize their net operating loss carryforwards. The Company booked an estimated tax benefit based on projected earnings. Based on an analysis of the
Company's net operating losses, a $600,000 deferred tax asset and related income tax benefit was recorded. Accordingly, a valuation allowance has been recorded to reduce the net deferred tax asset to $600,000. The decrease in the valuation allowance was $516,143 for the year ended December 31, 2007.

As of December 31, 2007, the Company had federal and state net operating loss carryforwards for tax reporting purposes of approximately $9,600,000 and $10,200,000, respectively, expiring through 2027. As of December 31, 2007 the Company had a federal capital loss carryforward for tax reporting purposes of approximately $650,000 expiring in 2008 related to goodwill from the sale of a subsidiary company in 2003.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for federal incom tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.